CITY TELECOM (H.K.) LIMITED
(Incorporated in Hong Kong with limited liability)

US$125,000,000 – 8.75% Senior Notes due 2015
Senior Notes Buyback and Cancellation

The board of directors (the “Board”) of City Telecom (H.K.) Limited (the “Company”) announces that the Company has bought back (by way of market acquisition) some of the Company’s 8.75% Senior Notes due 2015 (the “Senior Notes”) at above par of 101% (which are listed on the Singapore Stock Exchange), particulars thereof are as follows:-

Principal value	Total consideration paid*	Date of purchase	Date of settlement
USD1,500,000	USD1,561,666.67	4 December 2009	11 December 2009

*Note: 101% of par value plus accrued interest and broker’s commission

The Senior Notes bought back will be cancelled forthwith.

As at the date of this announcement, the principal value of the Senior Notes remaining in issue is USD19,863,000.

By Order of the Board
City Telecom (H.K.) Limited
Lai Ni Quiaque
Executive Director, Chief Financial Officer
and Company Secretary

Hong Kong, 14 December 2009